

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Carrie Eglinton Manner
President and Chief Executive Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

> **Re: Orasure Technologies, Inc.**
> **Form 8-K**
> **Filed April 12, 2024**
> **File No. 001-16537**

Dear Carrie Eglinton Manner:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed April 12, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1. We note the statement that you experienced a cybersecurity incident and are still investigating the extent of any sensitive information contained within the accessed systems. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident has not had a material impact on your operations, financial systems or financial condition, and you do not anticipate that the incident will have a material impact on your financial condition and results of operations moving forward.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance